UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For September 23, 2021

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

Johannesburg, Thursday, 23 September 2021. In compliance with paragraphs 3.63 to 3.74 of the JSE Listings Requirements, the following information is disclosed:

A.DEALING IN SECURITIES BY DIRECTORS AND PRESCRIBED OFFICERS: VESTING OF SHARES AND SETTLEMENT BY ON MARKET SALES AND EQUITY SETTLEMENT

The following dealings in securities by directors and prescribed officers of Harmony in relation to the vesting and settlement of deferred share awards made pursuant to the provisions of the Harmony Deferred Share Plan 2018 are disclosed:

1. Name of director:	PW Steenkamp (Chief Executive Officer)
Nature of transaction:	Vesting of deferred share awards and settlement by(i) on-market sale of shares and(ii) off-market equity settlement, in terms of the Harmony Deferred Share Plan 2018
Vesting Date:	18 September 2021

Class of securities:	Ordinary shares
Number of ordinary shares vested:	34 532
Number of ordinary shares locked up towards minimum shareholding requirement:	17 265
Number of vested shares sold on market to cover tax:	8 028
Date of conclusion of bulk on-market sale of shares:	21 September 2021
On-market sale price per share:	Volume weighted average price of R47.24 per share (with a low of R46.60 per share and a high of R48.25 per share)
Total value of shares sold on market to cover tax:	R379 227

Number of shares retained in own name:	9 239

Total value of shares retained in own name	R436 432
Nature and extent of prescribed officer’s interest:	Direct beneficial

2. Name of director:	BP Lekubo (Financial Director)
Nature of transaction:	Vesting of deferred share awards and settlement by (i) on-market sale of shares and (ii) off-market equity settlement, in terms of the Harmony Deferred Share Plan 2018
Vesting Date:	18 September 2021

Class of securities:	Ordinary shares
Number of ordinary shares vested:	18 192
Number of ordinary shares locked up towards minimum shareholding requirement:	5 749
Number of vested shares sold on market to cover tax:	5 785
Date of conclusion of bulk on-market sale of shares:	21 September 2021
On-market sale price per share:	Volume weighted average price of R47.24 per share (with a low of R46.60 per share and a high of R48.25 per share)
Total value of shares sold on market to cover tax:	R273 272

Number of shares retained in own name:	6 658
Total value of shares retained in own name	R314 511
Nature and extent of prescribed officer’s interest:	Direct beneficial

3. Name of director:	HE Mashego (Executive Director)
Nature of transaction:	Vesting of deferred share awards and settlement by (i) on-market sale of shares and (ii) off-market equity settlement, in terms of the Harmony Deferred Share Plan 2018
Vesting Date:	18 September 2021

Class of securities:	Ordinary shares

Number of ordinary shares vested:	15 055
Number of ordinary shares locked up towards minimum shareholding requirement:	7 527
Number of vested shares sold on market to cover tax:	3 499
Date of conclusion of bulk on-market sale of shares:	21 September 2021
On-market sale price per share:	Volume weighted average price of R47.24 per share (with a low of R46.60 per share and a high of R48.25 per share)
Total value of shares sold on market to cover tax:	R165 286

Number of shares retained in own name:	4 029
Total value of shares retained in own name:	R190 322
Nature and extent of prescribed officer’s interest:	Direct beneficial

4. Name of prescribed officer:	B Nel
Nature of transaction:	Vesting of deferred share awards and settlement by (i) on-market sale of shares and (ii) off-market equity settlement, in terms of the Harmony Deferred Share Plan 2018
Vesting Date:	18 September 2021

Class of securities:	Ordinary shares
Number of ordinary shares vested:	15 093
Number of ordinary shares locked up towards minimum shareholding requirement:	7 546
Number of vested shares sold on market to cover tax:	3 508
Date of conclusion of bulk on-market sale of shares:	21 September 2021
On-market sale price per share:	Volume weighted average price of R47.24 per share (with a low of R46.60 per share and a high of R48.25 per share)
Total value of shares sold on market to cover tax:	R165 711

Number of shares retained in own name:	4 039
Total value of shares retained in own name	R190 794
Nature and extent of prescribed officer’s interest:	Direct beneficial

5. Name of prescribed officer:	VP Tobias
Nature of transaction:	Vesting of deferred share awards and settlement by (i) on-market sale of shares and (ii) off-market equity settlement, in terms of the Harmony Deferred Share Plan 2018
Vesting Date:	18 September 2021

Class of securities:	Ordinary shares
Number of ordinary shares vested:	17 556
Number of ordinary shares locked up towards minimum shareholding requirement:	8 778
Number of vested shares sold on market to cover tax:	4 081
Date of conclusion of bulk on-market sale of shares:	21 September 2021
On-market sale price per share:	Volume weighted average price of R47.24 per share (with a low of R46.60 per share and a high of R48.25 per share)
Total value of shares sold on market to cover tax:	R192 778

Number of shares retained in own name:	4 697
Total value of shares retained in own name	R221 877
Nature and extent of prescribed officer’s interest:	Direct beneficial

6. Name of prescribed officer:	M van der Walt
Nature of transaction:	Vesting of deferred share awards and settlement by (i) on-market sale of shares and (ii) off-market equity settlement, in terms of the Harmony Deferred Share Plan 2018
Vesting Date:	18 September 2021

Class of securities:	Ordinary shares

Number of ordinary shares vested:	14 949
Number of vested shares sold on market to cover tax:	6 951
Date of conclusion of bulk on-market sale of shares:	21 September 2021
On-market sale price per share:	Volume weighted average price of R47.24 per share (with a low of R46.60 per share and a high of R48.25 per share)
Total value of shares sold on market to cover tax:	R328 351

Number of shares retained in own name:	7 998
Total value of shares retained in own name:	R377 810
Nature and extent of prescribed officer’s interest:	Direct beneficial

7. Name of prescribed officer:	J van Heerden
Nature of transaction:	Vesting of deferred share awards and settlement by (i) on-market sale of shares and (ii) off-market equity settlement, in terms of the Harmony Deferred Share Plan 2018
Vesting Date:	18 September 2021

Class of securities:	Ordinary shares
Number of ordinary shares vested:	24 578
Number of ordinary shares locked up towards minimum shareholding requirement:	12 288
Date of conclusion of bulk on-market sale of shares:	21 September 2021
On-market sale price per share:	Volume weighted average price of R47.24 per share (with a low of R46.60 per share and a high of R48.25 per share)

Number of shares retained in own name:	12 290
Total value of shares retained in own name	R580 555
Nature and extent of prescribed officer’s interest:	Direct beneficial

Prior clearance was obtained in respect of the above dealings in securities in compliance with paragraph 3.66 of the JSE Listings Requirements.

For more details contact:

Jared Coetzer
Head of Investor Relations
+27 (0) 82 746 4120
Jared.Coetzer@Harmony.co.za

Johannesburg, South Africa
23 September 2021

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: September 23, 2021	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director